UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

F-star Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

30315R 107

(CUSIP Number)

November 20, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G

CUSIP No. 30315R 107

1. Names of Reporting Persons. GlaxoSmithKline plc
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 803,922(1)
6. Shared Voting Power 0
7. Sole Dispositive Power 803,922(1)
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 803,922(1)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 8.9%(2)
12. Type of Reporting Person CO

(1)	Shares of Common Stock (as defined below) are held directly by GSK Equity Investments, Limited, formerly known as S.R. One, Limited, an indirect, wholly-owned subsidiary of the Reporting Person.

(2)	Based on 9,070,418 shares of Common Stock (as defined below) outstanding as of November 20, 2020, as reported in the Company’s (as defined below) 8-K, filed with the Securities and Exchange Commission November 20, 2020.

13G

CUSIP No. 30315R 107

ITEM 1.

(a)	Name of Issuer:
F-star Therapeutics, Inc. (the “Company”)

(b)	Address of Issuer's Principal Executive Offices:
Eddeva B920
Babraham Research Campus
Cambridge, CB22 3AT UK

ITEM 2.

(a)	Name of Person Filing:
GlaxoSmithKline plc.

(b)	Address of Principal Business Office, or if None, Residence:
980 Great West Road
Brentford
Middlesex
TW8 9GS
England

(c)	Citizenship:
England and Wales

(d)	Title of Class of Securities:
Common Stock, par value $0.0001 (the “Common Stock”)

(e)	CUSIP Number:
30315R 107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable

ITEM 4. OWNERSHIP.

The information in items 1 and 5 through 11 on the cover page of this Schedule 13G is hereby incorporated by reference.

13G

CUSIP No. 30315R 107

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

GSK Equity Investments, Limited*	803,922	8.9%

*Shares held directly by GSK Equity Investments, Limited, formerly known as S.R. One, Limited, an indirect wholly-owned subsidiary of Reporting Person.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not Applicable

13G

CUSIP No. 30315R 107

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

11/30/2020
(Date)

/s/ Victoria A. Whyte
(Signature)

Victoria A. Whyte, Authorized Signatory
(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.